FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated May 7, 2015.

TRANSLATION

Autonomous City of Buenos Aires, May 7, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Financial Statements as of 3/31/2015

Dear Sirs:

      In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Regulations, we advise you that the Company’s Board of Directors approved, at its meeting held on May 7, 2015, the condensed consolidated interim financial statements for the three-month period ended March 31, 2015. Relevant information of such financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	2,127
Attributable to minority interests	(18)
Total net income for the period	2,109

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	2,431
Attributable to minority interests	-
Total other comprehensive income for the period	2,431

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	4,558
Attributable to minority interests	(18)
Total comprehensive income for the period	4,540

4) Detail of Shareholders’ equity as of 03/31/2015(1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,922
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,083 11 18 78 (310) (15)
Issuance premiums	640
Total shareholders’ contributions		10,427
Legal reserve		2,007
Reserve for future dividends		5
Reserve for future investments		12,854

TRANSLATION

Reserve for repurchase of own shares	320
Special reserve for initial setting IFRS	3,648
Other comprehensive income	36,794
Retained earning	11,160
Subtotal Shareholders’ equity	77,215
Minority interests	133
Total Shareholders’ equity	77,348

(1) Amounts in accordance with IFRS

Subsection o)-Shares owned by the parent group

As of March 31, 2015 the number of shares belonging to the controlling shareholder of the Company amounted to 200,590,525 shares, which include 200,589,525 class D shares and 1,000 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

National Government - Ministry of Economy and Public Finance, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 7, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer